UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

A. M. CASTLE & CO.

(Exact name of registrant as specified in its charter)

Maryland	36-0879160
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3400 North Wolf Road Franklin Park, Illinois	60131
(Address of principal executive offices)	(Zip Code)

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If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ?

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

 _______________________

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which Each class is to be registered

Common Stock, par value $0.01 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This registration statement relates to the shares of common stock, par value $0.01 per share, of A. M. Castle & Co. This registration statement is filed with the Securities and Exchange Commission (the “SEC”) in connection with the filing of our application to list our common stock on the New York Stock Exchange.

Item 1. Description of Registrant’s Securities to be Registered.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes the material terms and provisions of these securities. For the complete terms of our capital stock, please refer to the Company’s Composite Articles of Incorporation and supplementary amendment.

General Matters

Our authorized capital stock consists of 30,000,000 authorized shares of common stock, par value $0.01 per share, with 19,254,071 shares issued as of May 18, 2007 and 10,000,000 authorized shares of preferred stock, par value $0.01 per share, with 12,000 shares issued and outstanding as of May 18, 2007. Prior to our listing on the New York Stock Exchange, the Series A Preferred Stock will be converted into 1,793,722 shares of common stock.

We have filed an application with the New York Stock Exchange to have 24, 047,793 shares of common stock listed, which includes 19,254,071 shares of common stock outstanding, the Series A Preferred Stock to be converted into 1,793,722 shares of common stock, and 3,000,000 shares of common stock to be issued in a public offering that is described in Amendment No. 1 to Form S-3, filed with the SEC on May 11, 2007.

Our charter and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our Board of Directors.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

•

Voting Rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes cast at a meeting at which a quorum is present (other than the election of directors) . A plurality of the votes cast at such a meeting is required to elect directors.

•

Dividends. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by our Board of Directors out of assets legally available for the payment of dividends. Our current dividend policy anticipates the payment of quarterly dividends in the future. The declaration and payment of dividends to holders of common stock will be in the discretion of our Board of Directors, will be subject to contractual restrictions contained in our then-existing credit facilities, and will be dependent upon our future earnings, cash flows, financial condition and capital requirements, general business conditions, legal, tax, regulatory and other factors our Board of Directors deems relevant.

•	Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis.

Our common stock is currently listed on the Chicago Stock Exchange and trades on the American Stock Exchange. In connection with the filing of this Form 8-A, we have filed an application to listed on the New York Stock Exchange under the symbol “CAS.” We intend to delist our common stock from the Chicago Stock Exchange and no longer trade on the American Stock Exchange.

Preferred Stock

We issued Series A Preferred Stock in November 2002 for an aggregate purchase price of $12,000,000. We sold the Series A Preferred Stock in a private placement to a number of current shareholders mainly comprised of W.B. & Co., an Illinois partnership of which Patrick J. Herbert, III, a director of the Company, is a general partner. Prior to our listing on the New York Stock Exchange, the Series A Preferred Stock will be converted into 1,793,722 shares of common stock. These converted shares will be listed on the New York Stock Exchange.

Certain Provisions of Maryland Law and of Our Charter and By-Laws

Board of Directors

Our charter and by-laws provide that the number of our directors that constitute the whole Board of Directors shall be 10. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the Maryland General Corporation Law, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors. The directors shall be elected at the annual meeting of stockholders, except as provided in Section 2 of Article III of our by-laws, and each director elected shall hold office until his successor is elected and qualifies. Directors need not be stockholders.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualify.

Amendment to the Charter

We reserve the right to make any amendment to our charter, now or hereafter authorized by law, including any amendment which alters the contract rights, as expressly set forth in our charter, of any outstanding shares of stock, and all rights conferred upon stockholders in the charter are granted subject to this reservation, except that the consent of the holders of a majority of the shares of Series A Preferred must be obtained before we amend our charter in any manner that adversely affects any of the rights, preferences or privileges of the Series A Preferred.

Advance Notice of Director Nominations and New Business

Our by-laws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only:

• pursuant to our notice of the meeting;

• by the Board of Directors; or

• by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures specified in the by-laws.

Special Meeting of Stockholders

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by our charter, may be called by the chairman of the Board of Directors or the president and shall be called by the president or the secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders entitled to cast not less than one-fifth of all the votes entitled to be cast at such meeting. Such request shall state the purpose or purposes of the proposed meeting.

Majority Action

Our charter provides that any action that would otherwise require a greater proportion of votes of holders of the shares entitled to vote is valid and effective if authorized by the affirmative vote of a majority of the holders of shares entitled to vote on the action if the Board of Directors unanimously approves the action.

Anti-Takeover

Our charter and by-laws and the Maryland General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. Our charter and bylaws contain provisions requiring the approval of two-thirds of the stockholders to amend our charter (unless our Board of Directors has unanimously approved the amendment), certain advance notice procedures for nominating candidates for election to the Board of Directors and the ability of our Board of Directors to issue up to 10,000,000 shares of preferred stock Furthermore, we are subject to the antitakeover provisions of the Maryland General Corporation Law that prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination or stockholder interest is approved in a prescribed manner. The application of these and certain other provisions of our charter could also have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of our common stock.

Limitation of Liability and Indemnification

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as material to the cause of action. Our charter contains a provision that eliminates directors' and officers' liability to stockholders for money damages to the maximum extent permitted by Maryland law.

Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

• the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

• the director or officer actually received an improper personal benefit in money, property or services; or

• in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, we may not indemnify for an adverse judgment in a suit by or in our right where the director is adjudged to be liable to us or for a judgment on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon our receipt of a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the standard of conduct was not met.

Our charter requires us to indemnify, to the fullest extent permitted by Maryland law, our directors and our officers. Our by-laws require us to indemnify to the fullest extent permitted by Maryland law in effect from time to time any person who is a present or former director, officer or employee of the Company and who is made a party to any proceeding (including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative) by reason of such person’s service in such capacity or as a director, officer, partner, trustee or employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which he served as such at the request of the Company against all judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with such proceeding, unless it is established that (a) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty or (b) such person actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. We may, with the approval of our Board of Directors, provide such indemnification to a person who served a predecessor of the Company in any of the capacities described above and to any agent of the Company or a predecessor of the Company.

We maintain a directors' and officers' liability insurance policy. The policy insures our directors and officers against unindemnified losses ensuing from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. This policy contains various exclusions, none of which apply to this offering.

Item 2. Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the registrant are registered on the New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

A. M. CASTLE & CO.

Date: May 21, 2007	By:	/s/ Sherry L. Holland

Name: Sherry L. Holland Title: Vice President, General Counsel & Secretary